

By Electronic Mail

December 14, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: SinglePoint Inc.
Issuer CIK: 0001443611
Issuer File Number: 333-267779
Form Type: S-1
Filing Date: December 14, 2023

Division of Corporation Finance:

Please be advised that Cboe BZX Exchange, Inc. (the "Exchange") has approved the following securities from the above referenced issuer for listing on the Exchange:

- Common stock, $0.0001 par value per share

Sincerely,

Kyle Murray
VP, Associate General Counsel